                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                  NYMAGIC, INC.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    629484106
                                   -----------
                                 (CUSIP Number)

                                Robert G. Simses
                         Warwick Simses Bauer & Banister
                          140 Royal Palm Way, Suite 205
                              Palm Beach, FL 33480
                                 (561) 655-7776
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 23, 2001
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]






                                                               Page 1 of 8 pages

CUSIP NO. 629484106                                            Page 2 of 8 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Louise B. Tollefson Charitable Lead Annuity Trust  dated 3/30/00
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                 (a) [ ]
                                                 (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
 NUMBER OF        7.    SOLE VOTING POWER

  SHARES                349,123
                  --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER

 OWNED BY               0
                  --------------------------------------------------------------
   EACH           9.    SOLE DISPOSITIVE POWER

 REPORTING              349,123
                  --------------------------------------------------------------
  PERSON          10.   SHARED DISPOSITIVE POWER

   WITH                 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      349,123
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)      |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      OO
--------------------------------------------------------------------------------

CUSIP NO. 629484106                                            Page 3 of 8 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                 (a) [ ]
                                                 (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
 NUMBER OF        7.    SOLE VOTING POWER

  SHARES                345,533
                  --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER

 OWNED BY               0
                  --------------------------------------------------------------
   EACH           9.    SOLE DISPOSITIVE POWER

 REPORTING              345,533
                  --------------------------------------------------------------
  PERSON          10.   SHARED DISPOSITIVE POWER

   WITH                 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      345,533
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)      |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      OO
--------------------------------------------------------------------------------

CUSIP NO. 629484106                                            Page 4 of 8 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Robert G. Simses, as Trustee
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                 (a) [ ]
                                                 (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
 NUMBER OF        7.    SOLE VOTING POWER

  SHARES                1,815,065 shares (See Note 1 under Item 5 below)
                  --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER

 OWNED BY               0
                  --------------------------------------------------------------
   EACH           9.    SOLE DISPOSITIVE POWER

 REPORTING              1,815,065 shares (See Note 1 under Item 5 below)
                  --------------------------------------------------------------
  PERSON          10.   SHARED DISPOSITIVE POWER

   WITH                 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,815,065 (See Note 1 under Item 5 below)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)      |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.6% (See Note 1 under Item 5 below)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

                                                               Page 5 of 8 pages

                                  Introduction

         This Schedule 13D is being filed in order to report the transfer of 17,849 shares of common stock, $1.00 par value ("Common Stock"), of NYMAGIC, INC., a New York corporation (the "Issuer"), from the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00 ("CLAT") to the Louise B. Blackman Tollefson Family Foundation dated March 24, 1998 ("Foundation") and the transfer of 21,439 shares of Common Stock from the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00 ("CLUT") to the Foundation. Robert G. Simses ("Simses") is co-trustee of each of the CLAT and the CLUT and, with the co-trustee, First Union Private Bank, has voting and dispositive power over the shares of Common Stock held by the CLAT and the CLUT. The transfers described above were effected on April 23, 2001.

Item 1.         Security and Issuer.

         The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $1.00 par value. The Issuer is NYMAGIC, INC., a New York corporation, and its principal executive offices are located at 330 Madison Avenue, New York, New York 10017.

Item 2.         Identity and Background

         This Schedule is being filed by Simses in his capacity as a Trustee of each of the CLAT and the CLUT. The principal business address of the CLAT, the CLUT, and Simses (collectively, the "Reporting Persons") is c/o Warwick Simses Bauer & Banister, 140 Royal Palm Way, Suite 205, Palm Beach Florida 33480. Simses is a partner at Warwick Simses Bauer & Banister, a law firm headquartered in Palm Beach, Florida.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been the subject of a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

         The transaction that requires the filing of this Schedule was a transfer which was effected without consideration. On April 23, 2001, the CLAT transferred 17,849 shares of Common Stock to the Foundation and the CLUT transferred 21,439 shares of Common Stock to the Foundation.

                                                               Page 6 of 8 pages

Item 4.         Purpose of Transaction

         The purpose of the transfer of 17,849 shares from the CLAT to the Foundation and the transfer of 21,439 shares from the CLUT to the Foundation was required as a result of certain aspects of Tollefson's estate and tax planning.

         The Reporting Persons had no plans or proposals that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of
         Schedule 13D as of 12/31/01.
         The Reporting Persons have no plans or proposals that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of
         Schedule 13D, except as disclosed in the Schedule 13D filed March 4, 2002 by Mariner Partners, Inc., among others, which is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

         (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer (based on the number of shares reported by the Issuer outstanding on 10/01/01) beneficially owned by each Reporting Person as of 12/31/01:

Name                     Number of Shares          Number of Shares           Aggregate Number          Percentage of
                         Beneficially Owned        Beneficially Owned         of  Shares                Shares
                         With Sole Voting and      With Shared Voting         Beneficially              Beneficially
                         Dispositive Power         and Dispositive Power      Owned                     Owned
---------------------------------------------------------------------------------------------------------------------
Louise B. Tollefson      349,123                                              349,123                     3.8%
Charitable Lead
Annuity Trust dated
3/30/00 ("CLAT")
---------------------------------------------------------------------------------------------------------------------
Bennett H. Tollefson     345,533                                              345,533                     3.7%
Charitable Lead
Unitrust dated
3/30/00 ("CLUT")
---------------------------------------------------------------------------------------------------------------------
Robert G. Simses,        1,815,065 (See Note 1)                               1,815,065 (See Note 1)     19.6%
as Trustee                                                                                               (See Note 1)

Note 1: Includes 1,080,667 shares held by the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00 ("2000 FIT"), 349,123 shares held by the CLAT, 345,533 shares held by the CLUT, 39,288 shares held by the Louise B. Blackman Tollefson Family Foundation dated 3/24/98 ("Foundation"), and 454 shares held by Simses individually. Simses is co-trustee of each of the CLAT and the CLUT, and with the co-trustee, First Union Private Bank, has voting and dispositive power of such shares. Simses is the trustee of each of the 2000 FIT, and the Foundation, and has sole voting and sole dispositive power of such shares.

         (c) The Reporting Persons transferred beneficial ownership of an aggregate of 39,288 shares of Common Stock on April 23, 2001, in transfers from the CLAT and the CLUT to the Foundation. The Reporting Persons were given no consideration for such shares.

         (d)      None.

                                                               Page 7 of 8 pages

         (e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None as of 12/31/01. None as of the date hereof, except as disclosed in the Schedule 13D filed March 4, 2002 by Mariner Partners, Inc., among others, which is incorporated herein by reference.

Item 7.         Material to Be Filed as Exhibits

Exhibit
Number          Description
------          -----------

  1 Agreement, dated as of April 23, 2001, between the Reporting Persons relating to the filing of a joint Schedule 13D.


[The remainder of this page is intentionally left blank.]

                                                               Page 8 of 8 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 1, 2002

                                    LOUISE B. TOLLEFSON CHARITABLE
                                    LEAD ANNUITY TRUST
                                    DATED 3/30/00

                                    By: s/ Robert G. Simses, Trustee
                                        ------------------------------------
                                           Robert G. Simses, Trustee


                                    BENNETT H. TOLLEFSON CHARITABLE
                                    LEAD UNITRUST
                                    DATED 3/30/00

                                    By: s/ Robert G. Simses
                                        ------------------------------------
                                           Robert G. Simses, Trustee


                                    s/  Robert G. Simses
                                    ----------------------------------------
                                           Robert G. Simses